mark C Lee
E-mail: mark.lee@bullivant.com
March 23, 2007
Via EDGAR and Federal Express
Rolaine S. Bancroft
Staff Attorney – Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Chartwell International, Inc.
Pre-Effective Amendment No. 3 to Registration Statement on Form SB-2
Registration No. 333-140347
Dear Ms. Bancroft:
          On behalf of Chartwell International, Inc. (“Chartwell”), we are filing this Pre-Effective Amendment No. 3 to Chartwell’s registration statement on Form SB-2 combining prospectuses (under Registration Statement No. 333-140347 and Registration Statement No. 333-129493) under Rule 429 of the Securities Act (the “Amendment”). This Amendment and letter is in response to the Staff’s oral comments we received on March 21, 2007 regarding an inconsistency in a report date included in an auditor’s consent.
          Upon completion of your review, we respectfully request that the above-captioned registration statement be ordered effective immediately, or as soon as practicable thereafter. Please contact me directly with any further questions that you may have.

Sincerely
/s/ Mark C Lee

MCL/jb/IF
cc: Paul Biberkraut